Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

December 27, 2024

National Stock Exchange of India Ltd. (Stock Code: DRREDDY)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

This is to inform that ICRA Limited has reaffirmed the credit ratings assigned to the bank facility of the Company. Please find below the details of revision in ratings of the Company’s bank facilities:

Details of Bank Limits Rated by ICRA (Rated on Long-term Scale)	Amount (Rs. Crore)	Rating	Rating Action
Fund-based/ non-fund-based limits
Bank Facilities	2,000.00	[ICRA]AA+ (Stable)	Reaffirmed/assigned for enhanced amount

A copy of the credit rating letter issued by ICRA is enclosed.

This is for your information and record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: As above

ICRA/Dr. Reddy's Laboratories Limited/27122024/1

Date: December 27, 2024

Mr. Ashok Kalyan Tavva

Head -Treasury and Finance transformation

Dr. Reddy's Laboratories Limited

8-2-337, Road No. 3, Banjara Hills

Hyderabad - 500 034

Dear Sir,

Re:      ICRA's Credit Rating for below mentioned Instruments of Dr. Reddy's Laboratories Limited

As per the Rating Agreement/Statement of Work executed with ICRA Limited, ICRA's Rating Committee has taken the following rating actions for the mentioned instruments of your company.

Instrument	Rated Amount (Rs. crore)	Rating Action[1]
Long Term-Fund Based/Non Fund Based- Others	2,000.00	[ICRA]AA+(Stable); Reaffirmed/ Assigned for enhanced amount
Total	2,000.00

The aforesaid rating(s) will become due for surveillance within one year from the date of rating communication letter. However, ICRA reserves the right to review and/or, revise the above rating(s) at any time based on new information becoming available, or the required information not being available, or other circumstances that ICRA believes could have an impact on the rating(s). Therefore, request the lenders and investors to visit ICRA website at www.icra.in for latest rating(s) of the company.

The rating(s) are specific to the terms and conditions of the instruments as indicated to us by you, and any change in the terms or size of the same would require a review of the rating(s) by us. In case there is any change in the terms and conditions or the size of the rated instrument, the same must be brought to our notice before the instrument is used by you. In the event such changes occur after the rating(s) have been assigned by us and their use has been confirmed by you, the rating(s) would be subject to our review, following which there could be a change in the rating(s) previously assigned. Notwithstanding the foregoing, any change in the over-all limit of the instrument from that specified in this letter, would constitute an enhancement that would not be covered by or under the said Rating Agreement.

The rating(s) assigned must be understood solely as an opinion and should not be treated, or cause to be treated, as recommendation to buy, sell, or hold the rated instrument availed/issued by your company.

You are also requested to forthwith inform us about any default or delay in repayment of interest or principal amount of the instrument rated, as above, or any other debt instruments/ borrowing and keep us informed of any other developments which may have a direct or indirect impact on the debt servicing capability of the company including any proposal for re-schedulement or postponement of the repayment programmes of the dues/ debts of the company with any lender(s) / investor(s), or occurrence of any significant development that could impact the ability of the company to raise funds such as restriction imposed by any authority from raising funds through issuance of debt securities through electronic bidding system. Further, you are requested to inform us immediately as and when the borrowing limit for the instrument rated, as above, or as prescribed by the regulatory authority(ies) is exceeded.

[1]	Complete definitions of the ratings assigned are available at www.icra.in.

We look forward to your communication and assure you of our best services.

With kind regards,

Yours sincerely,

For ICRA Limited

Srikumar Krishnamurthy

Senior Vice President & Co-Group Head - Corporate Ratings

ksrikumar@icraindia.com

Annexure

Details of Bank Limits Rated by ICRA (Rated on Long-Term Scale)	Amount (Rs. crore)	Rating	Rating Assigned On
	Fund/ Non Fund- based Limits
Citibank N.A.	1,995.00	[ICRA]AA+(Stable)	December 17, 2024
Proposed	5.00
Total	2,000.00